Mail Stop 3561

August 21, 2008

James E. Rogers
Chairman, President and Chief Executive Officer
Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

> **Re:** **Duke Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 30, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2008**
> **File No. 1-32853**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Critical Accounting Policies, page 57

1. Please advise or revise to provide a sensitivity analysis with respect to your goodwill impairment testing discussion. It appears the majority of goodwill

James E. Rogers
Duke Energy Corporation
August 21, 2008
Page 2

related to the Cinergy merger was allocated to your regulated reporting unit. We understand this goodwill may be impacted by regulatory orders and the general regulatory environment, although we noted that $1,020 million of goodwill was allocated to your commercial power reporting unit. In this regard, please enhance your key assumptions discussion especially those assumptions primary to the impairment testing that may have a greater impact on the sensitivity analysis.

For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Contractual Obligations as of December 31, 2007, page 68

2. Please reconcile for us the amount of other long term liabilities totaling $646 to the amount recorded on the balance sheet of $5,852 as of December 31, 2007. Refer to Item 303 (a)(5) of Regulation S-K.

Qualitative and Quantitative Disclosures about Market Risk, page 69
Equity Price Risk, page 72

3. Please revise your disclosure by choosing one of the three methods required by Item 305 of Regulation S-K with regard to your trust fund investments.

Consolidated Statements of Operations, page 77

4. Please revise to separately present fuel used in electric generation and purchased power expenses for both your regulated and non-regulated electric operations. See Rule 5-03.2 of Regulation S-X.

Summary of Significant Accounting Policies, page 82

General

5. Please provide disclosure in the notes to your financial statements describing the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restrictions at each balance sheet date. See Rule 4-08(e) of Regulation S-X. Show us what your revised disclosure would look like. In this regard, we also read your disclosure on page 31 with respect to potential dividend restrictions. Lastly, please tell us if any dividends Duke Energy Corporation receives from its subsidiaries are subject to any restrictions. If so, please tell us whether the thresholds of Rule 4-08(e)(3) of

Regulation S-X have been met and what consideration you gave to providing condensed financial information of Duke Energy Corporation as set forth in Rules 4-08 and 12-04 of Regulation S-X.

Acquisitions and Dispositions, page 95

6. Please tell us and revise your disclosure to indicate how you determined the enterprise value of approximately $2.1 billion for the newly-formed Crescent JV and your basis for the gain recognition of $246 million.

Goodwill and Intangible Assets, page 122

7. Explain to us how you determined your reporting units subsequent to the completion of the Cinergy merger. In this regard, explain how the Cinergy goodwill was allocated to Duke Energy Corporation's reporting units as well as how the material acquired assets and assumed liabilities were assigned. We assume some assets or liabilities relate to the operations of multiple reporting units. Please be detailed in your response.

8. Provide to us a summary of your most recent goodwill impairment test summarizing for us the methods used to determine the fair value of your reporting units. Also, please tell us how you determined the fair values of both your reporting units and the significant factors that were utilized.

Marketable Securities, page 120

9. We note that you have limited oversight of the NDT investments. In this regard, explain how you still maintain the intent and ability to retain investments that are in an unrealized loss position. Lastly, explain in detail the investments that have been in an unrealized loss position for greater than twelve months to date and your detailed reasoning for not recording an other than temporary impairment charge. See SAB Topic 5M.

Stock Based Compensation, page 152

10. Explain to us how you account for equity awards given to employees who are retirement eligible. Please revise future disclosure accordingly.

11. If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

Duke Energy Corporation Form 10-Q for March 31, 2008

Other Comprehensive Income, page 41

12. We note that you determined that the carrying value of your auction rate securities exceeded the current estimated fair value of those investments by approximately $20 million. Please explain to us why you believe the reduction in fair value of these investments is temporary, and why an other-than-temporary impairment did not occur as of March 31, 2008. Please supplement your discussion with any recent market events which could potentially impact the valuation of these securities.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have any questions regarding the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief

cc: David S. Maltz (via facsimile to (704) 382-4439)
Vice President, Legal and
Assistant Corporate Secretary